Exhibit 99.3
PRO FORMA VALUATION REPORT
OMNIAMERICAN BANCORP, INC.
Fort Worth, Texas
PROPOSED HOLDING COMPANY FOR:
OMNIAMERICAN BANK
Fort Worth, Texas
Dated As Of:
August 28, 2009

Prepared By:
RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants
August 28, 2009
Board of Directors
OmniAmerican Bank
1320 S. University Drive, Suite 900
Fort Worth, Texas 76107
Members of the Board of Directors:
          At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.
          This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.
Description of Plan of Conversion
          The Board of Directors of OmniAmerican Bank, Fort Worth, Texas (“OmniAmerican” or the “Bank”) adopted the plan of conversion on June 23, 2009, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a federally-chartered savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of OmniAmerican Bancorp, Inc. (“Bancorp” or the “Company”), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock in a subscription offering to Eligible Account Holders, tax-qualified employee benefit plans including the Employee Stock Ownership Plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Bancorp’s sole subsidiary. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors
August 28, 2009

          At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.
RP® Financial, LC.
          RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by the Bank to assist in the corporate reorganization and stock issuance process.
Valuation Methodology
          In preparing our appraisal, we have reviewed the Bank’s and the Company’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with OmniAmerican’s management; McGladrey & Pullen, LLP, the Bank’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., OmniAmerican’s conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Bank’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.
          We have investigated the competitive environment within which OmniAmerican operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on OmniAmerican and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared

Board of Directors
August 28, 2009

OmniAmerican’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.
          The Appraisal is based on OmniAmerican’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers OmniAmerican only as a going concern and should not be considered as an indication of the Bank’s liquidation value.
          Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that OmniAmerican intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.
          The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.
Valuation Conclusion
          It is our opinion that, as of August 28, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $90,000,000 at the midpoint, equal to 9,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $76,500,000 and a maximum value of $103,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 7,650,000 at the minimum and 10,350,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $119,025,000 without a

Board of Directors
August 28, 2009

resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 11,902,500.
Limiting Factors and Considerations
          The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.
          The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of OmniAmerican as of June 30, 2009, the date of the financial data included in the prospectus.
          RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.
          The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of OmniAmerican, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market in general, the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The

Board of Directors
August 28, 2009

reasons for any such adjustments will be explained in the update at the date of the release of the update.
Respectfully submitted,
RP® FINANCIAL, LC.
/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and
    Managing Director
/s/ Gregory E. Dunn
Gregory E. Dunn
Director

RP® Financial, LC.	TABLE OF CONTENTS
i
TABLE OF CONTENTS
OMNIAMERICAN BANK
Fort Worth, Texas

PAGE
DESCRIPTION	NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion	I.1
Strategic Overview	I.2
Balance Sheet Trends	I.5
Income and Expense Trends	I.9
Interest Rate Risk Management	I.14
Lending Activities and Strategy	I.15
Asset Quality	I.20
Funding Composition and Strategy	I.21
Legal Proceedings	I.22
Regulatory Considerations	1.22

CHAPTER TWO MARKET AREA

Introduction	II.1
National Economic Factors	II.1
Market Area Demographics	II.5
Local Economy	II.7
Unemployment Trends	II.8
Market Area Deposit Characteristics and Competition	II.9

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.6
Income and Expense Components	III.9
Loan Composition	III.13
Interest Rate Risk	III.15
Credit Risk	III.15
Summary	III.18

RP® Financial, LC.	TABLE OF CONTENTS
ii
TABLE OF CONTENTS
OMNIAMERICAN BANK
Forth Worth, Texas
(continued)

PAGE
DESCRIPTION	NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.3
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.6
4. Primary Market Area	IV.7
5. Dividends	IV.8
6. Liquidity of the Shares	IV.9
7. Marketing of the Issue	IV.9
A. The Public Market	IV.10
B. The New Issue Market	IV.14
C. The Acquisition Market	IV.15
8. Management	IV.18
9. Effect of Government Regulation and Regulatory Reform	IV.19
Summary of Adjustments	IV.19
Valuation Approaches:	IV.19
1. Price-to-Earnings (“P/E”)	IV.21
2. Price-to-Book (“P/B”)	IV.22
3. Price-to-Assets (“P/A”)	IV.24
Comparison to Recent Offerings	IV.24
Valuation Conclusion	IV.25

RP® Financial, LC.	LIST OF TABLES
iii
LIST OF TABLES
OMNIAMERICAN BANK
Fort Worth, Texas

TABLE
NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.10

2.1	Summary Demographic Data	II.6
2.2	Primary Market Area Employment Sectors	II.8
2.3	Unemployment Trends	II.9
2.4	Deposit Summary	II.10
2.5	Market Area Deposit Competitors	II.12

3.1	Peer Group of Publicly-Traded Thrifts	III.4
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a Pct. of Avg. Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.16
3.6	Credit Risk Measures and Related Information	III.17

4.1	Market Area Unemployment Rates	IV.8
4.2	Pricing Characteristics and After-Market Trends	IV.16
4.3	Market Pricing Comparatives	IV.17
4.4	Public Market Pricing	IV.23

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.1
I. OVERVIEW AND FINANCIAL ANALYSIS
Introduction
          OmniAmerican Bank (“OmniAmerican” or the “Bank”) was originally chartered on November 27, 1956 as the Carswell Federal Credit Union (the “Credit Union”), serving the active and retired military personnel of Carswell Air Force Base. In the early 1980s, the Credit Union’s charter was expanded to include other defense related companies and in 1992 the Credit Union changed its name to OmniAmerican Federal Credit Union. On May 1, 2001, the Credit Union completed its conversion from a federal to a state charter and was renamed OmniAmerican Credit Union. On January 1, 2006, the Credit Union completed its charter conversion to an OTS regulated federal savings bank.
          OmniAmerican is headquartered in Fort Worth, Texas and serves the Dallas/Fort Worth metropolitan area through 16 banking offices. A map of the Bank’s branch offices is provided in Exhibit I-1. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At June 30, 2009, the Bank had $1.0 billion in assets, $759.8 million in deposits and total equity of $90.3 million, equal to 8.7% of total assets. The Bank’s audited financial statements are incorporated by reference as Exhibit I-2.
Plan of Conversion
          On June 23, 2009, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of OmniAmerican Bancorp, Inc. (“Bancorp” or the “Company”), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock to qualifying depositors of OmniAmerican in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank’s

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.2
stock, and the Bank will initially be Bancorp’s sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.
          At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.
Strategic Overview
          OmniAmerican is positioned as a full servicing community bank, which emphasizes the offering of traditional financial services and products to individuals and businesses within the Dallas-Fort Worth metropolitan area. Historically, OmniAmerican’s operating strategy emphasized retail lending funded by retail deposits, with automobile loans and 1-4 family permanent mortgage loans constituting the primary areas of the Bank’s lending activities. Most of the Bank’s automobile loans are generated through indirect lending relationships. The Bank’s retail deposit base has consistently included a high concentration of lower balance checking accounts, which is a significant source of revenues for the Bank in terms of fees and service charges that are generated on those accounts. In recent years, the Bank has placed more of an emphasis on lending diversification into commercial real estate loans, construction and development loans and commercial business loans. The Bank’s current strategic plan is to operate as a full service community bank providing a full range of products and services to the retail and business communities that are served by the Bank. Pursuant to this strategy, the Bank will continue to emphasize a diversified lending strategy, growth of core deposits and increasing sources of non-interest income.
          Investments serve as a supplement to the Bank’s lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.3
Mortgage-backed securities comprise the largest concentration of the investment portfolio, with other investments consisting of trust preferred securities, municipal bonds, other equities and FHLB stock.
          The Bank’s lending and investment strategies have facilitated management of credit risk exposure during the current economic downturn. While the Bank has experienced some credit quality deterioration in recent periods, credit quality related losses have been contained and the ratio of non-performing assets to assets equaled 0.60% at June 30, 2009.
          Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Transaction and savings accounts constitute more than half of the Bank’s deposits, reflecting the Bank’s emphasis on marketing and cross-selling those accounts. Originally chartered and operated as a credit union serving the military and other defense related companies for most of is corporate history provided the foundation for the relatively high level of transaction and saving accounts maintained by the Bank. In fact, the concentration of transaction and savings account deposits comprising the Bank’s deposit composition has trended lower since it converted to an OTS charter. The Bank utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances constituting the primary source of borrowings utilized by the Bank.
          OmniAmerican’s earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank’s operating strategy has provided for a relatively stable net interest margin; which has been supported by lending diversification into interest rate sensitive types of lending and maintaining a high concentration of deposits in less interest rate sensitive transaction and savings account deposits. Operating expenses have been maintained at relatively high levels, which are reflective of the relatively high administrative cost associated with servicing transaction and savings account deposits, particularly lower balance checking accounts, compared to the cost of servicing time deposits and borrowings. Revenues derived from non-interest income sources have been a fairly substantive and stable contributor to the Bank’s core

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.4
earnings base, which consist primarily of fees and service charges generated from checking accounts.
          The post-offering business plan of the Bank is expected to continue to focus on operating and growing a profitable institution serving retail customers and businesses in local markets. Accordingly, OmniAmerican will continue to be an independent community-oriented financial institution with a commitment to meeting the retail and commercial banking needs of individuals and businesses in the Dallas-Fort Worth Metropolitan area. In addition, the Bank’s business plan is to implement strategies that will facilitate growth of its franchise and increase earnings.
          The Bank’s Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of OmniAmerican. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of OmniAmerican. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. OmniAmerican’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs, which may facilitate a reduction in OmniAmerican’s funding costs. Additionally, OmniAmerican’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be better positioned to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and its ability to offer stock as consideration. At this time, the Bank has no specific plans for expansion. The projected uses of proceeds are highlighted below.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.5
o
OmniAmerican Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into a money market account at the Bank. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

o
OmniAmerican Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

          Overall, it is the Bank’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with OmniAmerican’s operations.
Balance Sheet Trends
          Table 1.1 shows the Bank’s historical balance sheet data for the past five and one-half years. From year end 2004 through June 30, 2009, OmniAmerican’s assets decreased at a 4.5% annual rate. Asset shrinkage reflected decreases in loans and investments since year end 2004, which along with modest deposit growth funded a reduction in borrowings from year end 2004 to June 30, 2009. A summary of OmniAmerican’s key operating ratios for the past five and one-half years is presented in Exhibit I-3.
          OmniAmerican’s loans receivable portfolio decreased at a 4.0% annual rate from year end 2004 through June 30, 2009, with the loan portfolio trending lower from year end 2004 through 2007 followed by a positive trend in 2008 and the first six months of 2009. Overall, the Bank’s ratio of loans-to-assets remained fairly stable during the period, increasing from 68.0% at year end 2004 to 69.8% at June 30, 2009. While consumer loans have historically accounted for the largest concentration of the Bank’s loan portfolio, trends in the Bank’s loan portfolio composition over the past five and one-half years showed a decreasing concentration of consumer loans and an increasing concentrations of 1-4 family permanent mortgage loans, commercial real estate loans,

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.7
construction loans and commercial business loans. Consumer loans decreased from 71.7% of total loans at year end 2004 to 33.9% of total loans at June 30, 2009. The decrease in concentration of consumer loans in the Bank’s loan portfolio was mostly attributable to a reduction in the balance of indirect automobile loans in the consumer loan portfolio and, to a lesser extent, diversified loan growth. Indirect automobile loans decreased from $528.8 million or 60.9% of total loans at year end 2004 to $198.3 million or 27.0% of total loans at June 30, 2009. Primary types of loan growth from year end 2004 to June 30, 2009 consisted of 1-4 family permanent mortgage loans (increasing from $153.4 million or 17.7% of total loans to $261.3 million or 35.5% of total loans), commercial real estate loans (increasing from $43.3 million or 5.0% of total loans to $95.6 million or 13.0% of total loans), construction loans (increasing from $8.9 million or 1.0% of total loans to $40.5 million or 5.5% of total loans) and commercial business loans (increasing from $14.3 million or 1.6% of total loans to $61.4 million or 8.4% of total loans).
          The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting OmniAmerican’s overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into a money market account at the Bank. Over the past five and one-half years, the Bank’s level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 21.6% of assets at year end 2005 to a high of 26.4% of assets at year end 2008. Cash and investments equaled 23.6% of total assets at June 30, 2009. Mortgage-backed securities comprise the most significant component of the Bank’s investment holdings, with the portfolio consisting primarily of mortgage-pass-through certificates that are guaranteed or insured by Government Sponsored Enterprises (“GSEs”). On a more limited basis, the mortgage-backed securities portfolio includes collateralized mortgage obligations (“CMOs”), most of which are guaranteed or insured by GSEs and, to a lesser extent, are private-label CMOs. As of June 30, 2009, the mortgage-backed securities portfolio totaled $159.8 million or 15.4% of assets. Beyond the mortgage-backed securities portfolio, available for sale investment securities held by the Bank at June 30, 2009 consisted of U.S. agency bonds ($10.1 million), trust preferred securities ($5.9 million), municipal bonds

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.8
($5.2 million) and other equity securities ($3.1 million). The $3.1 million of other equity securities is a CRA related investment fund. As of June 30, 2009, the net unrealized gain on the available for sale securities equaled $2.8 million. Exhibit I-4 provides historical detail of the Bank’s investment and mortgage-backed securities portfolios. Other investments held by Bank at June 30, 2009 consisted of $7.3 million of FHLB stock. The Bank also held cash and cash equivalents amounting to $53.2 million or 5.1% of assets at June 30, 2009.
          In periods prior to June 30, 2009 shown in Table 1.1, other investments also included membership capital accounts in corporate credit unions which equaled $2.4 million from year end 2004 through year end 2008. The accounts were uninsured deposits that could be redeemed after a three year notice period. These accounts were redeemed in full on January 5, 2009,
          Over the past five and one-half years, OmniAmerican’s funding needs have been addressed through a combination of retail deposits, borrowings and internal cash flows. From year end 2004 through June 30, 2009, the Bank’s deposits increased at a 0.5% annual rate. During the five and one-half year period covered in Table 1.1, total deposits fluctuated from a low of $689.1 million or 61.6% of assets at year end 2005 to a high of $794.2 million or 74.7% of assets at year end 2006. As of June 30, 2009, the Bank’s deposits totaled $759.8 million or 73.2% of assets. In comparison to the deposit base of a traditional thrift, the Bank maintains a relatively high concentration of deposits in core transaction and savings account deposits. Core deposits comprised 54.3% of the average balance of total deposits for the six months ended June 30, 2009, versus 60.1% of average total deposits for the year ended 2006. The shift in deposit composition towards a higher concentration of CDs resulted from a combination of CD growth and a slight decline in core deposits.
          Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2004 to June 30, 2009, borrowings decreased at an annual rate of 18.5%. Asset shrinkage and deposit growth in certain years funded the reduction in borrowings. Borrowings declined from a peak balance of $441.8 million or 34.5% of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.9
assets at year end 2004 to a low of $170.1 million or 16.0% of assets at year end 2006. As of June 30, 2009, OmniAmerican’s borrowings totaled $175.9 million or 16.9% of assets. Borrowings held by the Bank at June 30, 2009 consisted of $117.9 million of FHLB advances and $58.0 million of repurchase agreements.
          Since year end 2004, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 0.6% for the Bank. Capital growth combined with asset shrinkage provided for an increase in the Bank’s equity-to-assets ratio from 6.9% at year end 2004 to 8.7% at June 30, 2009. All of the Bank’s capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2009. The addition of stock proceeds will serve to strengthen the Bank’s capital position, as well as support growth opportunities. At the same time, OmniAmerican’s ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Bank’s pro forma capital position.
Income and Expense Trends
          Table 1.2 shows the Bank’s historical income statements for the past five and one-half years. The Bank reported earnings over the past five and one-half years, ranging from a net loss of $2.2 million or 0.21% of average assets in 2007 to net income of $6.0 million or 0.53% of average assets in 2004. For the twelve months ended June 30, 2009, the Bank reported net income of $882,000 or 0.08% of average assets. The Bank’s higher earnings reported for 2004 and 2005 was in part related to being tax exempt from federal and state income taxes as a credit union. Net interest income and operating expenses represent the primary components of the Bank’s earnings. The Bank earns relatively high levels of non-interest operating income, which is largely derived from customer service fees and charges. Loan loss provisions and gains and losses from the sale of loans, investments and fixed assets have had a varied impact on the Bank’s earnings over the past five and one-half years.
          Over the past five and one-half years, the Bank’s net interest income to average assets ratio ranged from a low of 2.44% during 2007 to a high of 3.04% during the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.11
twelve months ended June 30, 2009. From 2004 through 2007, the Bank’s net interest income to average assets ratio trended lower from 2.81% in 2004 to 2.44%. The downward trend in the Bank’s net interest income ratio reflects a narrowing of the Bank’s interest rate spread from 2.62% during 2004 to 2.38% during 2007, as the result of a more significant increase in funding costs relative to interest-earning asset yields during a period of rising interest rates. Comparatively, the Bank’s net interest income to average assets ratio trended higher from 2.44% in 2007 to 3.04% for the twelve months ended June 30, 2009. The upward trend in the Bank’s net interest income ratio reflects a widening of the Bank’s interest rate spread from 2.38% during 2007 to 3.12% during the six months ended June 30, 2009, as the result of a more significant decrease in funding costs relative to interest-earning asset yields during a period of declining interest rates. In fact, the Bank’s interest income ratio was fairly stable over the past one and one-half years, which was supported by loan growth and a resulting increase in the concentration of loans comprising assets. The Bank’s interest rate spreads and yields and costs for the past five and one-half years are set forth in Exhibits I-3 and I-5.
          Non-interest operating income has been a fairly stable and strong contributor to the Bank’s earnings over the past five and one-half years, ranging from a low of 1.24% of average assets during the twelve months ended June 30, 2009 to a high of 1.68% of average assets during 2006 and 2007. Customer service fees and charges derived primarily from transaction deposit accounts constitute the largest source of non-interest operating income for the Bank, with other non-interest operating revenues consisting of commissions and miscellaneous other revenue sources. The significant contribution realized from service fees and charges to non-interest operating income is supported by the Bank’s relatively high concentration of deposits maintained in transaction deposits, which includes a large number of lower balance checking accounts.
          Operating expenses represent the other major component of the Bank’s earnings, ranging from a low of 3.18% of average assets during 2004 to a high of 4.48% of average assets during 2006. For the twelve months ended June 30, 2009, the Bank’s operating expense to average assets ratio equaled 4.01%. Overall, the Bank has maintained a relatively high level of operating expenses, which is indicative of the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.12
higher staffing needs associated with servicing a relatively high concentration of transaction accounts. The Bank’s off-balance sheet portfolio of loans serviced for others, which totaled $90.1 million at June 30, 2009, also places upward pressure on the operating expense ratio. Further upward pressure will be placed on the Bank’s operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.
          Overall, the general trends in the Bank’s net interest margin and operating expense ratio since 2004 reflect a slight decrease in core earnings, as indicated by the Bank’s expense coverage ratio (net interest income divided by operating expenses). OmniAmerican’s expense coverage ratio equaled 0.88 times during 2004, versus a ratio of 0.76 times during the twelve months ended June 30, 2009. The decrease in the expense coverage ratio resulted from a more significant increase in the operating expense ratio compared to the increase in the net interest income ratio. Similarly, OmniAmerican’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 76.4% during 2004 was more favorable than its efficiency ratio of 93.7% for the twelve months ended June 30, 2009.
          Over the past five and one-half years, loan loss provisions established by the Bank ranged from a low of 0.35% of average assets during 2007 to a high of 0.60% of average assets during 2006. While the Bank’s ratios for non-performing loans and non-performing assets have been maintained at favorably low levels over the past five and one-half years, loan loss provisions established during the period have been impacted by relatively high charge-offs mostly related to charge-offs on the portfolio of indirect automobile loans. Over the past five and one-half years, net charge-offs recorded by the Bank ranged from a low of $2.9 million during 2008 to a high of $6.1 million during 2005. For the twelve months ended June 30, 2009, the Bank recorded $3.1 million of net charge-offs. The lower charge-offs recorded in recent periods reflects lower charge-

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.13
offs for indirect automobile loans, which has been facilitated by shrinkage of the indirect automobile loan portfolio. As of June 30, 2009, the Bank maintained valuation allowances of $8.8 million, equal to 1.22% of net loans receivable and 158.3% of non-performing loans. Exhibit I-6 sets forth the Bank’s loan loss allowance activity during the past five fiscal years.
          Non-operating income over the past five and one-half years has consisted primarily of gains on sale of loans and investment securities, and, to a lesser extent, gains and losses on the sale of fixed assets. Overall, the net earnings impact of non-operating income ranged from nominal net gains in 2006 to net gains of 0.30% of average assets for the twelve months ended June 30, 2009. The gains recorded during the most recent twelve month period consisted of $1.9 million of loan sale gains, $1.2 million of gains on the sale of securities and $1,000 of gains on the sale of fixed assets. Loan sale gains reflect the sale of fixed rate loans for purposes of interest rate risk management. Loans are generally sold on a servicing retained basis and without recourse. Gains on the sale of investment securities were realized from the sale of mortgage-backed securities. The gains and losses realized from the sale of investment securities and fixed assets are viewed as non-recurring income items, while gains generated from the sale of fixed rate loans have been an ongoing activity for the Bank. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.
          Prior to 2006, OmniAmerican was a credit union and, therefore, was generally exempt from federal and state income taxes. Since its charter conversion in 2006, the Bank’s effective tax rate ranged from a low of 33.92% during 2007 to a high of 88.81% during 2006. The higher effective tax rate for 2006 was related to a tax benefit realized from the Bank’s change in tax status. As set forth in the prospectus, the Bank’s marginal effective statutory tax rate is 34.0%.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.14
Interest Rate Risk Management
          The Bank’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be positively affected during periods of falling and lower interest rates. Accordingly, the Bank’s net interest margin has benefited from the general decline in interest rates during 2008 and 2009, particularly as the yield curve has steepened. As of June 30, 2009 the Bank’s Net Portfolio Value (“NPV”) analysis indicated that a 2.0% instantaneous and sustained increase in interest rates would result in an 8.4% decrease in the Bank’s NPV (see Exhibit I-7).
          The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through selling originations of longer term fixed rate loans to the secondary market, maintaining investment securities as available for sale and maintaining a diversified loan portfolio which consists primarily of shorter term fixed rate loans or adjustable rate loans. As of December 31, 2008, of the Bank’s total loans due after December 31, 2009, ARM loans comprised 20.4% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms out to five years, extending CD maturities through offering attractive rates on certain longer term CDs and through maintaining a high concentration of deposits in lower costing and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 54.3% of the Bank’s average balance of deposits for the six months ended June 30, 2009.
          The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.15
Lending Activities and Strategy
          OmniAmerican’s lending activities historically have emphasized the origination of automobile loans, primarily through indirect lending relationships. In recent years, the Bank has pursued a more diversified lending strategy and has placed less of an emphasis on originating automobile loans. Primary areas of loan growth in recent years have consisted of 1-4 family permanent mortgage loans, commercial real estate loans, commercial business loans and construction and land development loans. Comparatively, the automobile loan portfolio has trended lower in recent years. Accordingly, with this shift in the Bank’s lending emphasis, 1-4 family permanent mortgage loans comprised the largest component of the Bank’s loan portfolio at June 30, 2009, followed by consumer loans which are concentrated in automobile loans. Going forward, the Bank’s lending strategy is to continue to pursue a diversified lending strategy, with the objective of building loan portfolio composition that is evenly distributed between 1-4 family permanent mortgage loans, consumer loans and commercial loans. Exhibit I-9 provides historical detail of OmniAmerican’s loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of December 31, 2009.
          OmniAmerican offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are generally underwritten to secondary market guidelines, as the Bank’s current practice is to generally sell most originations of fixed rate loans with terms of more than 15 years. Loans are sold on both a servicing retained basis without recourse and with servicing released. ARM loans offered by the Bank have initial repricing terms ranging from three to seven years, which convert to one year ARM loans after the initial repricing period and are indexed to the average yield on U.S. Treasury securities, adjusted to a constant maturity of one year. Fixed rate loans are offered for terms of up to 30 years.
          A portion of the 1-4 family loan portfolio consists of loans with higher credit risk characteristics, such as subprime loans (loans made borrowers with credit scores of less than 660 and some additional credit weakness), stated income loans (the reasonableness of which was verified through sources other than the borrower) and

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.16
interest-only loans (loans that provide for the payment of interest only for a fixed period of time and then convert to amortizing loans for the remaining term of the loan). These loans were both purchased and originated by the Bank. At June 30, 2009, the outstanding balance of subprime loans totaled $22.1 million or 8.4% of 1-4 family loans and 3.0% of total loans. At June 30, 2009, the outstanding balance of 1-4 family loans also included $14.7 million of stated income loans and $10.9 million in interest-only loans (of which $5.9 million are also stated income loans).
          Residential loans are generated through Bank’s in-house lending staff and broker relationships and are substantially secured by properties in the Dallas-Fort Worth metropolitan area. The Bank has also supplemented originations of 1-4 family loans with purchases of 1-4 family loans that are secured by residences outside of the Bank’s primary lending market area. As of June 30, 2009, the Bank’s outstanding balance of 1-4 family loans equaled $261.3 million or 35.5% of total loans outstanding.
          The Bank’s 1-4 family lending activities include home equity loans and home equity lines of credit. Home equity loans are amortizing loans with terms of up to 30 years and generally have a fixed interest rate. Home equity lines of credit are tied to the prime rate as published in The Wall Street Journal and are offered for terms of up to 20 years consisting of a maximum five year draw period and 15 year term for repayment of the loan. The Bank will originate home equity loans and lines of credit up to a maximum loan-to value (“LTV”) ratio of 80.0%, inclusive of other liens on the property. As of June 30, 2009, the Bank’s outstanding balance of home equity loans and home equity lines of credit equaled $27.6 million or 3.8% of total loans outstanding.
          Construction loans originated by the Bank consist substantially of loans to finance the construction of 1-4 family residences. The Bank’s 1-4 family construction lending activities consist primarily of loans that are extended to contractors and builders to finance the construction of single-family homes and subdivisions. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to the lower of 100% of actual construction costs or 85% loan-to-completed appraised value ratio. Repayment of construction loans on residential subdivisions is normally expected from the sale of units to individual

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.17
purchases. The Bank’s general philosophy is to limit builders to two or three speculative construction loans per subdivision. OmniAmerican’s construction lending activities include loans for the construction of commercial properties, which are offered as interest only loans up to a LTV ratio of 80.0%. Most of the Bank’s commercial construction loans are originated as construction/permanent loans, pursuant to which the Bank commits to provide permanent financing on the commercial property upon completion of construction. As of June 30, 2009, OmniAmerican’s outstanding balance of construction loans equaled $40.5 million or 5.5% of total loans outstanding.
          The balance of the mortgage loan portfolio consists of commercial real estate, multi-family and land loans, which are substantially collateralized by properties in the Bank’s regional lending area. OmniAmerican originates commercial real estate and multi-family loans up to a maximum LTV ratio of 85.0% and requires a minimum debt-coverage ratio of 1.20 times. Commercial real estate and multi-family loans are offered as fixed rate or adjustable rate loans, with amortization terms of up to 20 years. Properties securing the commercial real estate and multi-family loan portfolio include office buildings, hotels, strip shopping centers, restaurants, condominiums and apartment buildings. Land loans consist substantially of loans for the purchase of developed lots and raw land for development of residential and commercial properties. Land loans are offered for terms of up to 20 years and may include a shorter term balloon provision of three or five years. Land loans are typically extended up to a LTV ratio of 65.0%.As of June 30, 2009, the Bank’s largest outstanding commercial real estate/multi-family/land loan had an outstanding balance of $6.8 million, which was secured by residential lots, and was performing in accordance with its terms as of that date. As of June 30, 2009, the Bank’s outstanding balance of commercial real estate and multi-family loans totaled $95.6 million equal to 13.0% of total loans outstanding.
          OmniAmerican’s diversification into non-mortgage loans consists primarily of consumer loans and, to a lesser extent, commercial business loans. Automobile loans constitute the major portion of the Bank’s consumer loan portfolio, and historically automobile lending was the primary area of lending emphasis for the Bank. Automobile loans are mostly originated on an indirect basis for new and used vehicles, in which the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.18
Bank maintains lending relationships with approximately 185 dealerships in the local market area. The indirect automobile loans are underwritten to meet the Bank’s underwriting criteria and the Bank has final approval on all indirect auto loans originated. Automobile loans are offered for terms of up to 72 months and the maximum amount borrowed may not exceed 125% of the full sales price of the financed vehicle including additional costs for tax, title and license if the vehicle is new or the vehicle’s wholesale value in the case of used vehicles including additional costs for tax, title and license. The automobile loan portfolio includes a minor portion of loans which are considered to be subprime loans, based on the credit scores of the borrowers. As of June 30, 2009, the Bank maintained $198.3 million of indirect automobile loans and $31.2 million of direct automobile loans, which in total equaled 31.2% of total loans outstanding and 92.1% of consumer loans outstanding.
          Other consumer loans held by Bank at June 30, 2009 consisted of $5.6 million of secured loans, which are primarily secured by deposits and recreational vehicles, and $14.1 million of unsecured personal loans. Unsecured loans have either a fixed rate interest for a maximum term of 60 months, or are variable rate lines of credit indexed to The Wall Street Journal prime rate. As of June 30, 2009, OmniAmerican’s outstanding balance of consumer loans totaled $249.2 million or 33.9% of total loans outstanding.
          Commercial business loans offered by the Bank consist of fixed rate term loans and floating rate lines of credit indexed to The Wall Street Journal prime rate and generally have terms of five years or less. Commercial business loans originated by the Bank are to local businesses and consist substantially of secured loans. At June 30, 2009, the Bank’s largest commercial business loan had an outstanding balance of $5.3 million, which was secured by notes receivable and was performing in accordance with its terms as of that date. Going forward, the Bank’s commercial business lending strategy is to emphasize growth of originated commercial business loans, pursuant to which the Bank is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.19
          In the past, the Bank’s commercial lending activities included purchased participation interests in shared national credits, where a large national financial institution serves as the lead lender and credit is extended to a large business secured by business assets or equipment. The shared national credits are variable rate loans indexed to LIBOR. Historically, the minimum participation amount has been $5.0 million. At June 30, 2009, the Bank had $22.6 million in shared national credit loans, which accounted for 37% of commercial business loans outstanding. The Bank’s largest participating interest in a shared national credit loan was $4.6 million at June 30, 2009, which was performing in accordance with its terms as of that date. Presently, the Bank has no plans to purchase additional participation interests in shared national credits and, thus, the portfolio of shared national credits is expected to decline through repayments. As of June 30, 2009, OmniAmerican’s outstanding balance of commercial business loans totaled $61.4 million or 8.4% of total loans outstanding.
          Exhibit I-11 provides a summary of the Bank’s lending activities over the past three and one-half years. Origination volumes over the past three and one-half years showed a steady upward trend in originations of 1-4 family loans, with lending volumes for other loan types, except for commercial business loans, generally declining from 2006 lending volumes. Overall, total loans originated decreased from $300.1 million in 2006 to $265.5 million in 2007 and then increased to $288.9 million in 2008. For the six months ended June 30, 2009, total loans originated equaled $173.9 million. During the six months ended June 30, 2009, 1-4 family loans originations comprised 55.3% of total originations followed by automobile loans 25.8% of total originations. Loan purchases by OmniAmerican increased from $13.0 million in 2006 to $37.7 million in 2007 and to $78.0 million in 2008. Loan purchases consisted primarily of commercial business loans, which were largely the participating interests in shared national credits, and 1-4 family loans. For the six months ended June 30, 2009, loan purchases totaled $14.9 million and consisted mostly of 1-4 family loans. Loans sold consisted substantially of 1-4 family loans, with such sales increasing significantly in 2008 and for the six months ended June 30, 2009. Total loans sold equaled $71.7 million and $49.6 million in 2008 and for the six months ended June 30, 2009, respectively, versus $13.4 million of loans sold in 2007 and $18.2 million of loans sold in 2006. Overall, loan shrinkage was

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.20
experienced in 2006 and 2007 followed by loan growth for 2008 and the six months ended June 30, 2009.
Asset Quality
          The Bank has generally maintained relatively favorable credit quality measures during the past five and one-half years, although the level of non-performing assets was up slightly at year end 2008 and at June 30, 2009. While the Bank has maintained favorably low levels of non-performing assets, the valuation allowance has consistently been impacted by relatively high net charge-offs mostly related to charge-offs on automobile loans and unsecured consumer loans. Over the past five and one-half years, OmniAmerican’s balance of non-performing assets ranged from a low of 0.21% at year end 2005 to a high of 0.60% of assets at June 30, 2009. As shown in Exhibit I-12, non-performing assets at June 30, 2009 consisted of $5.6 million of non-accruing loans and $641,000 of repossessed assets. Non-accruing loans at June 30, 2009 were concentrated in 1-4 family loans ($2.5 million) and commercial real estate loans ($2.3 million). Commercial real estate properties, with a balance of $488,000, comprised the largest portion of the repossessed assets balance at June 30, 2009.
          To track the Bank’s asset quality and the adequacy of valuation allowances, OmniAmerican has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. Over the past five and one-half years, loan loss provisions established by the Bank ranged from a low of $3.7 million during 2007 to a high of $6.1 million during 2006. Loan loss provisions established during the twelve months ended June 30, 2009 amounted to $4.4 million. Comparatively, over the past five and one-half years, net charge-offs ranged from a low of $2.9 million during 2008 to a high of $6.1 million during 2005. Net charge-offs recorded for the twelve months ended June 30, 2009 amounted to $3.2 million. As of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.21
June 30, 2009, the Bank maintained valuation allowances of $8.8 million, equal to 1.22% of net loans receivable and 158.30% of non-performing loans.
Funding Composition and Strategy
          Deposits have consistently served as the Bank’s primary funding source and at June 30, 2009 deposits accounted for 81.2% of OmniAmerican’s interest-bearing funding composition. Exhibit I-13 sets forth the Bank’s deposit composition for the past three and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at June 30, 2009. Transaction and savings account deposits constituted 54.3% of the average balance of deposits for the six months ended June 30, 2009. Comparatively, transaction and savings account deposits constituted 60.1% of the average balance of deposits during 2006. The decrease in the concentration of transaction and savings account deposits was mostly related to growth of CDs, while transaction and savings account deposits also declined slightly. Savings account deposits comprise the largest portion of the Bank’s transaction and savings account deposits, accounting for 47.4% of the average balance of transaction and savings account deposits for the six months ended June 30, 2009.
          The balance of the Bank’s deposits consists of CDs, with OmniAmerican’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). The balance of CDs averaged $344.3 million or 45.7% of the average balance of deposits for the six months ended June 30, 2009, versus $276.2 million or 39.9% of the average balance of deposits during 2006. As of June 30, 2009, 84.0% of the CDs were scheduled to mature in one year or less. As of June 30, 2009, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $118.9 million or 35.1% of total CDs.
          Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. The Bank maintained $117.9 million of FHLB advances at June 30, 2009 with a weighted average rate of 3.97%. FHLB advances held by the Bank at June 30, 2009 consisted of a mix of short- and long-term borrowings, with maturities on long-term borrowings extending out to five

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.22
years. The Bank also held $58.0 million of short-term repurchase agreements with a weighted average rate of 3.52% at June 30, 2009. Exhibit I-15 provides further detail of the Bank’s borrowings activities during the past three and one-half years.
Legal Proceedings
          OmniAmerican is not currently party to any pending legal proceedings that the Bank’s management believes would have a material adverse effect on the Bank’s financial condition, results of operations or cash flows.
Regulatory Considerations
          In January 2008, the Bank experienced a breach of security involving its ATM/debit card systems. In connection with the security breach, the OTS conducted a review of the Bank’s data and information technology systems and concluded that its practices for monitoring its information and technology and customer information were deficient. As a consequence of the OTS review, on March 17, 2008 the OTS issued the Bank a cease and desist order requiring that the Bank take prompt actions to adopt an information technology remediation and action plan to address the deficiencies in its information technology security system and to comply with OTS guidelines with respect to information technology risks and control. The Bank has taken actions required under the cease and desist order to remediate the deficiencies noted by the OTS and to fulfill the requirements of the cease and desist order. On June 11, 2009, the OTS terminated the cease and desist order.
          On June 2, 2007, the Bank entered into a memorandum of understanding (“MOU”) with the OTS. As part of the MOU, the OTS asked the Bank to take a number of specific corrective actions and has required that the Bank does not undertake certain actions without prior OTS approval. The required actions and forbearances related to: enhanced corporate governance practices, employment of qualified senior management and the appointment of an outside director with commercial real estate expertise, the preparation, adoption and implementation of a revised business plan, improved audit committee policies, practices and audit committee composition restrictions on

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.23
compensation arrangements, procedures and practices, asset classification, internal loan review and commercial real estate and commercial business risk analysis, a detailed analysis of Bank Secrecy Act compliance and Bank Secrecy Act and Office of Foreign Assets Control staffing and training, ensuring the adequacy of our Customer Information Security Program, including the safeguarding of customer information and our information technology policies, practices and personnel. The MOU also requires that the Bank makes periodic reports to the OTS as to its compliance with the requirements of the MOU. As of June 19, 2009, all of the requirements of the MOU have been suspended by the OTS, except for the requirement that the Bank adopts a revised Asset Classification Policy providing for the evaluation and classification of our assets on a regular basis and in a manner consistent with OTS regulatory guidelines, and that the Bank implements a loan review program that identifies its classified assets. There can be no assurance that the OTS will not reimpose the requirements of the MOU, or take additional enforcement action against the Bank. Further, there can be no assurance as to when, or if, the informal order will be terminated.

RP® Financial, LC.	MARKET AREA
II.1
II. MARKET AREA
Introduction
          OmniAmerican is headquartered in Fort Worth, Texas and serves the Dallas/Fort Worth metropolitan area (“Dallas MSA”) through 16 full service offices. The headquarters office and a branch office are located in Dallas County and 11 branches are located in Tarrant County. The Bank also has single office locations in Denton, Hood, Johnson, and Parker Counties. All of the counties are part of the Dallas MSA, commonly referred to as the Metroplex, with the exception of Hood County. Exhibit II-1 provides information on the Bank’s office properties.
          The primary market area served by the Bank is a mix of urban, suburban and rural markets, as the Dallas MSA is the economic and cultural hub of North Central Texas. The Dallas MSA is the largest metropolitan area in Texas and the fourth-largest in the United States. The area has a fairly diversified economy with services, wholesale and retail trade and finance, insurance, and real estate (“FIRE”) constituting the primary sectors of employment. The competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.
          Future growth opportunities for the Bank depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area.
National Economic Factors
          The future success of the Company’s operations is partially dependent upon national economic factors and trends. In assessing economic trends over past few quarters, indications of a deepening recession were evident at the start of 2009 as December 2008 data showing a sharp drop in retail sales, a drop in durable-goods orders and rising unemployment. Lower retail sales and durable-goods orders reflected

RP® Financial, LC.	MARKET AREA
II.2
a cutback in consumer spending, as consumer spending declined for a fifth consecutive month in December 2008. The unemployment rate for December 2008 jumped to 7.2%, reflecting a loss of 524,000 jobs. New home construction dropped in December 2008 to the slowest pace since monthly records began in 1959 and new home sales fell to a record low as well. The broader economy continued to struggle in January, with the loss of 598,000 jobs pushing the January unemployment rate to 7.6%. The reading for consumer confidence hit a new low in January, as more homeowners struggled to avoid foreclosure. While U.S. manufacturing activity contracted at a slower rate in January and January retail sales were up from December, there was no evidence of a near term economic turnaround. Despite another sharp decline in home prices, existing home sales fell in January. The revised fourth quarter GDP showed the economy shrinking at the fastest pace in 26 years, contracting at an annualized rate of 6.3% compared to an initial estimate of a 3.8% decline.
          Grim economic news continued to prevail in early-March 2009, as manufacturing activity contracted for the 13th month in a row in February and U.S. car sales fell 41% in February. The unemployment rate jumped to 8.1% in February, which was the highest level of unemployment since 1983 as employers cut 651,000 jobs in February. The Federal Reserve’s “beige book” survey found that the recession grew deeper and wider in January and February, reflecting cutbacks by consumers and companies. Comparatively, February economic data also showed some positive signs, as new home construction unexpectedly rose 22% in February and the 1.4% decline in February industrial production was the smallest drop in four months. Retail sales fell 0.1% in February, providing a potential sign that last year’s sharp declines in spending were easing. Lower prices supported increases in new and existing home sales in February, while the March employment report continued to paint a dismal picture of the national economy. The national unemployment rate for March jumped to 8.5%, as employers eliminated 663,000 jobs. Retail sales fell 1.1% in March, while March existing home sales showed a 3% decline. At the same time there were some encouraging signs for the economy in March, as pending home sales and construction spending rose in March. Overall, the U.S. economy contracted at a 6.1% annual rate in

RP® Financial, LC.	MARKET AREA
II.3
the first quarter (subsequently revised to 5.7%), but inventories and consumer spending rebounded.
          The pace of layoffs slowed in April when U.S. employers cut 539,000 jobs, the fewest in six months, but the unemployment rate climbed to 8.9%. Retail sales fell 0.4% in April from March and housing starts hit a low in April, falling 12.8% from March. However, single-family home construction rose 2.8%. Durable-goods orders rose 1.9% in April, offering some evidence that the manufacturing slump was ending. Some other positive signs that the recovery was gaining strength included a 2.9% increase in existing home sales and consumer confidence shot higher in May to its highest level in eight months. May employment data showed job losses slowed for the fourth straight month, with employers cutting 345,000 jobs. However, the May unemployment rate jumped to 9.4%. Retail sales rose 0.5% in May on higher gas prices. Durable-goods orders rose and new home prices firmed in May, providing the latest evidence the U.S. economy’s free fall was ending.
          Signs that the U.S. economy was pulling out of the recession became more evident in at the start of the third quarter of 2009; however, overall economic conditions remained weak. The decline in manufacturing activity slowed in June, while the June employment data showed more job losses than expected and an increase in the unemployment rate to 9.5%. Service sector activity improved in June and retail sales rose in June, but excluding gasoline and auto, sales fell for the fourth straight month. The index of leading economic indicators was up in June and the housing market showed some signs of recovery, as sales of new and existing homes rose in June. Notably, home prices in major U.S. cities registered the first monthly gain in a nearly a year for the three month period ending in May compared with the three months ending in April. The July employment showed the fewest job losses in a year and the July unemployment rate dipped to 9.4%, its first decline in nine months. July retail sales were down slightly, raising concerns over the durability of the recovery. However, sales of existing homes jumped 7.2% in July, the fastest pace in nearly two years. July new home sales were up sharply as well, which supported a 4.9% increase in July durable-goods orders.

RP® Financial, LC.	MARKET AREA
II.4
          In terms of interest rate trends over recent quarters, interest rates remained at historically low levels during the first half of January 2009 based on concerns that deflation was creeping into the economy. Long-term Treasury yields edged higher in the second half of January and into early-February, with the yield on the 10-year Treasury note moving above 3.0% for the first time since late-November. News that the government was selling $67 billion of new Treasury securities and the pending stimulus package contributed to the decline in Treasury prices. Treasury prices moved higher in mid-February, as investors sought the safe haven of Treasury bonds amid falling stock prices and more economic worries. Interest rates stabilized in the second half of February, as U.S. consumer confidence fell in February to its lowest level in at least 41 years. U.S. consumer confidence did however, rise slightly in March, but remained weak overall due to worries about job losses, a moribund housing sector and ailing banks. After their March meeting, the Federal Reserve decided to leave interest rates unchanged at a record low of between zero and 0.25%. The Fed also announced that it would spend up to $300 billion to buy long-term government bonds and an additional $750 billion would be used to purchase mortgage-backed securities guaranteed by Fannie Mae and Freddie Mac. The Fed also said its intent with these measures was to boost mortgage lending and the struggling housing market by lowering interest rates on mortgages and other forms of consumer debt.
          Treasury yields remained at historically low levels through most of April 2009, with the yield on the 10-year Treasury note dipping to 2.76% in mid-April as Treasury bonds rallied on more troublesome economic data. The yield on the 10-year Treasury note edged above 3.0% in late-April and trended higher into mid-May on some positive economic data. In late-May, Treasury yields and mortgage rates surged to their highest level since November 2008, reflecting investor worries that deficit spending to fund stimulus programs could lead to inflation. The yield on the 10-year Treasury note jumped to 3.70% in late-May, providing for a steeper yield curve as the gap between two-year and 10-year Treasury notes widened to 2.75%. Interest rates stabilized in late-May and into the first half of June. The late-June meeting of the Federal Reserve concluded with keeping its target rate near zero.

RP® Financial, LC.	MARKET AREA
II.5
          Interest rates eased lower at the start of the third quarter of 2009, as investors shunned risk ahead of second quarter earnings reports. Some economic data showing an improving economy and growing belief that the recession was nearing an end pushed long term Treasury yields up slightly heading into late July. The upward trend in interest rates continued into the first week of August, as interest rates edged higher following the better-than-expected employment report for July. Long-term Treasury yields eased lower going into the second half of August, as the Federal Reserve concluded its mid-August meeting leaving its key short-term rate near zero and indicated it would stay there for the foreseeable future. Weaker than expected retail sales for July and a decline in July wholesale prices further contributed to pull back in interest rates. Long-term Treasury yields reversed course on the stronger than expected report for July existing home sales and then stabilized in late-August. As of August 28, 2009, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.44% and 3.46%, respectively, versus comparable year ago yields of 2.19% and 3.79%. Exhibit II-1 provides historical interest rate trends.
Market Area Demographics
          Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by OmniAmerican (see Table 2.1).
          The Dallas MSA is a relatively fast growing area, as the area grew at an annual rate of 2.5% from 2000 to 2009, as compared to the state and national aggregates of 2.0% and 1.1%, respectively. The specific counties served by the Bank’s offices ranged in growth from 1.0% in Dallas County to 4.9% in Denton County. Growth in households mirrored the population growth rates, with the rate of household growth in the Dallas MSA outpacing the national and state averages. Annual household growth rates in the Bank’s market area counties ranged from 0.7% in Dallas County to 4.5% in Denton County, during the 2000 to 2009 period. The primary market area is projected to experience population and household growth rates in line with recent historical trends over the next five years.

RP® Financial, LC.	MARKET AREA
II.6
Table 2.1
OmniAmerican Bank
Summary Demographic Data

	Year			Growth Rate
	2000	2009	2014	2000-2009	2009-2014
Population (000)
United States	281,422	309,732	324,063	1.1%	0.9%
Texas	20,852	24,896	27,200	2.0%	1.8%
Dallas-Fort Worth-Arlington, TX MSA	5,162	6,437	7,206	2.5%	2.3%
Dallas County	2,219	2,426	2,520	1.0%	0.8%
Denton County	433	663	812	4.9%	4.1%
Hood County	41	52	58	2.6%	2.3%
Johnson County	127	157	174	2.4%	2.0%
Parker County	88	115	130	2.9%	2.6%
Tarrant County	1,446	1,793	2,001	2.4%	2.2%

Households (000)
United States	105,480	116,523	122,109	1.1%	0.9%
Texas	7,393	8,738	9,535	1.9%	1.8%
Dallas-Fort Worth-Arlington, TX MSA	1,881	2,294	2,559	2.2%	2.2%
Dallas County	808	859	886	0.7%	0.6%
Denton County	159	236	288	4.5%	4.0%
Hood County	16	21	23	2.7%	2.4%
Johnson County	44	53	58	2.1%	2.0%
Parker County	31	40	45	2.7%	2.6%
Tarrant County	534	650	723	2.2%	2.2%

Median Household Income ($)
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Texas	39,928	52,382	54,495	3.1%	0.8%
Dallas-Fort Worth-Arlington, TX MSA	47,789	63,485	65,984	3.2%	0.8%
Dallas County	43,561	57,728	61,050	3.2%	1.1%
Denton County	58,299	77,434	82,147	3.2%	1.2%
Hood County	43,685	53,413	53,826	2.3%	0.2%
Johnson County	44,657	55,623	58,649	2.5%	1.1%
Parker County	45,566	55,131	58,390	2.1%	1.2%
Tarrant County	46,188	61,511	65,360	3.2%	1.2%

Per Capita Income ($)
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Texas	19,617	24,551	25,586	2.5%	0.8%
Dallas-Fort Worth-Arlington, TX MSA	23,645	29,848	31,330	2.6%	1.0%
Dallas County	22,603	26,811	27,649	1.9%	0.6%
Denton County	26,895	34,994	36,176	3.0%	0.7%
Hood County	22,261	26,576	26,996	2.0%	0.3%
Johnson County	18,400	21,598	21,923	1.8%	0.3%
Parker County	20,305	23,365	23,945	1.6%	0.5%
Tarrant County	22,548	27,600	28,584	2.3%	0.7%

	Less Than	$25,000 to	$50,000 to
2009 HH Income Dist. (%)	$25,000	50,000	100,000	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
Texas	22.3%	25.0%	34.3%	18.4%
Dallas-Fort Worth-Arlington, TX MSA	15.3%	22.7%	36.6%	25.4%
Dallas County	17.6%	25.8%	36.9%	19.8%
Denton County	11.4%	17.7%	34.9%	36.0%
Hood County	17.2%	27.5%	40.0%	15.3%
Johnson County	17.6%	25.3%	43.0%	14.1%
Parker County	17.9%	25.4%	40.7%	16.0%
Tarrant County	16.3%	23.8%	38.6%	21.3%

Source: SNL Financial.

RP® Financial, LC.	MARKET AREA
II.7
          Income levels in the market area tend to reflect the nature of the markets served, with higher income levels maintained in the faster growing Dallas MSA market and within the Dallas MSA, Denton County. Median household income and per capita income for the Dallas MSA and Denton County also exceeded the comparable state and national measures. Specifically, the Bank’s market area counties median household income levels ranged from $53,413 in Hood County (not within the Dallas MSA) to $77,434 in Denton County. Notably, the median household income measures for all of the market area counties, with the exception of Hood County, were higher than the U.S. measure, and all of the market area counties median income measures exceeded the state of Texas measure for median household income. The relative affluence of the Dallas MSA market is supported by a higher level of economic activity, as the Dallas MSA serves as the economic hub of North Texas. Household income distribution measures further underscore the relative affluence of the Dallas MSA market.
Local Economy
          The Dallas MSA has a mature and diverse employment base, closely resembling the United States. The region has the largest, most educated workforce in the state of Texas with 2.9 million employees employed in 117,566 firms. The cities of Dallas and Fort Worth are the anchor cities of the Dallas MSA, with Dallas and its suburbs having one of the highest concentrations of corporate headquarters in the United States. The Dallas MSA also contains the largest information technology (“IT”) industry base in the state (often referred to as Silicon Prairie), owing to the large number of corporate IT projects and the presence of numerous electronics, computing and telecom firms such as Texas Instruments, Electronic Data Systems, Perot Systems, i2, AT&T, and Verizon in and around Dallas. On the other end of the business spectrum, and on the other side of the Dallas MSA, the Texas farming and ranching industry is based in Fort Worth. The largest employer in the Dallas MSA is the AMR Corporation, which owns American Airlines. Several major defense manufacturers, including Lockheed Martin, Bell Helicopter Textron, and Raytheon, also maintain significant operations in the Dallas MSA. ExxonMobil, the number one corporation on the Fortune 500, is headquartered in

RP® Financial, LC.	MARKET AREA
II.8
Irving, Texas, within Dallas County. In total there are 23 Fortune 500 companies headquartered in the region. Most recently, AT&T relocated its headquarters to Dallas from San Antonio.
          Employment in services, wholesale and retail trade and FIRE constitute the basis of the local economy. The Dallas MSA and Texas both have their highest percentage of employment in services. The majority of the services in the Dallas MSA are health care related services, as the area is home to over 100 hospitals, with more than 17,000 beds, and nearly 12,800 physicians, practicing a total of 175 specialties. The Dallas region is an international medical center for burns and trauma care and a leading transplant center of the Southwest. The area also has the largest single-site baby delivery facility in the nation. Table 2.2 shows employment by employment sector for the Dallas MSA, as well as for the state of Texas.
Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sectors	Texas	Dallas-Fort Worth MSA

Services	37.6%	38.7%
Government	13.8	10.0
Wholesale/Ret. Trade	14.8	15.8
Construction	6.9	6.4
Fin. Ins. Real Estate	9.2	11.5
Manufacturing	7.2	8.4
Transportation/Utility	4.0	4.5
Mining	2.0	1.0
Farming	2.0	0.6
Other	2.5	3.1
Total	100.0%	100.0%
(1)   As of 2006
Source:  REIS DataSource.
Unemployment Trends
          Comparative unemployment rates for Texas, the regional area, as well as for the U.S., are shown in Table 2.3. June 2009 unemployment rates for all of the primary market area counties and the Dallas MSA were below the U.S. June 2009

RP® Financial, LC.	MARKET AREA
II.9
unemployment rate of 9.5%. However, with the exception of Hood County, June 2009 unemployment rates for all of the primary market area counties were above the statewide unemployment rate of 7.5%. June 2009 unemployment rates for the primary market area counties ranged from a low of 7.4% for Hood County to a high of 9.0% for Johnson County. June 2009 unemployment rates for all of the primary market area counties and the Dallas MSA were higher compared to a year ago, which was consistent with the national and state unemployment rate trends.
Table 2.3
OmniAmerican Bank
Unemployment Trends (1)

	June 2008	June 2009
Region	Unemployment	Unemployment

United States	5.6%	9.5%
Texas	4.8	7.5
Dallas MSA	5.1	8.2

Dallas County	5.4	8.3
Denton County	4.7	7.6
Hood County	4.4	7.4
Johnson County	4.9	9.0
Parker County	4.6	8.1
Tarrant County	5.0	8.2
(1)   Unemployment rates have not been seasonally adjusted.
Source:  U.S. Bureau of Labor Statistics.
Market Area Deposit Characteristics and Competition
          The Bank’s retail deposit base is closely tied to the economic fortunes of the Dallas MSA and, in particular, the markets that are nearby to one of OmniAmerican’s office locations. Table 2.4 displays deposit market trends from June 30, 2006 through June 30, 2008 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Texas. The data indicates that Dallas County and Tarrant County’s larger population bases translated into significantly higher balances of total bank and thrift deposits compared to the four other counties, as well as stronger deposit growth rates during the two year period covered in Table 2.4.

RP® Financial, LC.	MARKET AREA
II.10
Table 2.4
OmniAmerican Bank
Deposit Summary

	As of June 30,
	2006			2008			Deposit
		Market	Number of		Market	No. of	Growth Rate
	Deposits	Share	Branches	Deposits	Share	Branches	2006-2008
	(Dollars In Thousands)						(%)
Deposit Summary
State of Texas	$402,477,836	100.0%	6,259	$484,230,687	100.0%	6,887	9.7%
Commercial Banks	351,533,673	87.3%	5,673	360,607,302	74.5%	6,289	1.3%
Savings Institutions	50,944,163	12.7%	586	123,623,385	25.5%	598	55.8%

Dallas County	$66,503,651	100.0%	656	$82,575,950	100.0%	703	11.4%
Commercial Banks	61,210,339	92.0%	561	77,030,474	93.3%	603	12.2%
Savings Institutions	5,293,312	8.0%	95	5,545,476	6.7%	100	2.4%
OmniAmerican Bank	43,652	0.1%	2	40,773	0.0%	2	-3.4%

Denton County	$3,939,204	100.0%	156	$4,868,510	100.0%	165	11.2%
Commercial Banks	3,595,452	91.3%	142	4,457,747	91.6%	151	11.3%
Savings Institutions	343,752	8.7%	14	410,763	8.4%	14	9.3%
OmniAmerican Bank	17,915	0.5%	1	18,351	0.4%	1	1.2%

Hood County	$589,507	100.0%	19	$712,881	100.0%	21	10.0%
Commercial Banks	558,656	94.8%	18	676,061	94.8%	20	10.0%
Savings Institutions	30,851	5.2%	1	36,820	5.2%	1	9.2%
OmniAmerican Bank	30,851	5.2%	1	36,820	5.2%	1	9.2%

Johnson County	$1,053,639	100.0%	36	$1,259,306	100.0%	38	9.3%
Commercial Banks	997,834	94.7%	32	1,167,372	92.7%	34	8.2%
Savings Institutions	55,805	5.3%	4	91,934	7.3%	4	28.4%
OmniAmerican Bank	7,796	0.7%	1	17,030	1.4%	1	47.8%

Parker County	$993,012	100.0%	24	$1,199,726	100.0%	25	9.9%
Commercial Banks	964,045	97.1%	23	1,158,384	96.6%	24	9.6%
Savings Institutions	28,967	2.9%	1	41,342	3.4%	1	19.5%
OmniAmerican Bank	28,967	2.9%	1	41,342	3.4%	1	19.5%

Tarrant County	$69,437,716	100.0%	430	$86,062,402	100.0%	459	11.3%
Commercial Banks	65,821,053	94.8%	373	19,200,495	22.3%	398	-46.0%
Savings Institutions	3,616,663	5.2%	57	66,861,907	77.7%	61	330.0%
OmniAmerican Bank	574,067	0.8%	10	598,045	0.7%	11	2.1%
Source:  FDIC.

RP® Financial, LC.	MARKET AREA
II.11
          Consistent with the state of Texas, commercial banks maintained a larger market share of deposits than savings institutions in all of primary market area counties, excluding Tarrant County. Tarrant County, however, had a majority of deposits in commercial banks as of June 30, 2006, but during the two year period, Countrywide Bank (Tarrant County’s largest deposit market share holder with 73.1% of the county’s total deposits in 2008) converted into a federal savings bank, changing the majority of deposits to savings institutions. For the two year period covered in Table 2.4 deposit market share for savings institutions increased in Johnson County, Parker County and Tarrant County.
          OmniAmerican maintains its largest balance of deposits in Tarrant County, where the majority of its branch offices are located. Comparatively, the Bank’s largest market share of deposits was in Hood County, a much smaller county compared to Tarrant County. The Bank’s deposits ranged from $17.0 million in Johnson County to $598.0 million in Tarrant County and the Bank’s deposit market share ranged from 0.0% in Dallas County to 5.2% in Hood County. During the two year period covered in Table 2.4, OmniAmerican gained deposit market share in Johnson and Parker Counties, but grew in deposits in all of the primary market counties, with the exception of Dallas County, where deposits declined slightly.
          OmniAmerican faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies and independent mortgage brokers for mortgage loan market share. Table 2.5 lists the largest competitors in the Bank’s primary market area counties, based on deposit market share as noted parenthetically.

RP® Financial, LC.	MARKET AREA
II.12
Table 2.5
OmniAmerican Bank
Market Area Deposit Competitors

Location	Name

Dallas County	Bank of America, NA (38.1%) JPMorgan Chase Bank, NA (24.6%) Compass Bank (3.3%) OmniAmerican (0.0%) - Rank of 75

Denton County	Wells Fargo Bank, NA (15.0%) JPMorgan Chase Bank, NA (14.8%) Bank of America, NA (13.0%) OmniAmerican (0.4%) - Rank of 31

Hood County	First NB of Granbury (44.0%) Compass Bank (18.7%) Community Bank (16.6%) OmniAmerican (5.2%) - Rank of 5

Johnson County	Wells Fargo Bank, NA (22.9%) First Financial Bank, NA (16.7%) Pinnacle Bank (14.4%) OmniAmerican (1.4%) - Rank of 13

Parker County	Compass Bank (26.2%) Weatherford National Bank (24.8%) First NB&T of Weatherford (14.7%) OmniAmerican (3.5%) - Rank of 6

Tarrant County	Countrywide Bank FSB (73.1%) JPMorgan Chase Bank, NA (4.8%) Bank of America, NA (4.2%) OmniAmerican (0.7%) - Rank of 11
Source:  FDIC

RP® Financial, LC.	PEER GROUP ANALYSIS III. 1
III. PEER GROUP ANALYSIS
          This chapter presents an analysis of OmniAmerican’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of OmniAmerican is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to OmniAmerican, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.
Peer Group Selection
          The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.
          Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There

RP® Financial, LC.	PEER GROUP ANALYSIS III. 2
are approximately 149 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since OmniAmerican will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of OmniAmerican. It should be noted that there are only two publicly-traded thrifts in the Southwest region of the U.S., neither of which were considered to be appropriate for inclusion in OmniAmerican’s Peer Group: Osage Bancshares of Oklahoma – a $158 million institution was excluded based on its small asset size relative to OmniAmerican; and ViewPoint Financial MHC of Texas – a $2.2 billion institution was excluded based on its MHC form of ownership. Accordingly, in the selection process for OmniAmerican’s Peer Group, we applied three “screens” to the universe of all public companies that were eligible for consideration:
o
Screen #1 Southeast institutions with assets between $500 million and $2.0 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Five companies met the criteria for Screen #1 and four were included in the Peer Group: Citizens South Banking Corp. of North Carolina, Community Financial Corp. of Virginia, Jefferson Bancshares Inc. of Tennessee and Teche Holding Corp. of Louisiana. Home Bancorp of Louisiana was the fifth company that met the criteria, but was excluded as the result of completing its conversion less than one year ago. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Southeast thrifts.

o
Screen #2 Midwest institutions with assets between $500 million and $2.0 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Three companies met the criteria for Screen #2 and all three were included in the Peer Group: Citizens Community Bancorp of Wisconsin, HF Financial Corp. of South Dakota and HopFed Bancorp, Inc. of Kentucky. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

o
Screen #3 Mid-Atlantic institutions with assets between $500 million and $2.0 billion, tangible equity-to-assets ratios of greater than 6.0%, positive core earnings and core ROEs of less than 5%. Three companies met the criteria for Screen #3 and all three were included in the Peer Group: BCSB Bancorp, Inc. of Maryland, Beacon Federal Bancorp of New York

RP® Financial, LC.	PEER GROUP ANALYSIS III. 3
and ESSA Bancorp, Inc. of Pennsylvania. Exhibit III-4 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.
          Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-5 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and OmniAmerican, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of OmniAmerican’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.
          In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to OmniAmerican’s characteristics is detailed below.
o
BCSB Bancorp, Inc. of Maryland. Selected due to comparable size of branch network, relatively high equity-to-assets ratio, similar interest-earning asset composition, comparable return on assets and relatively favorable credit quality measures.

o	Beacon Federal Bancorp of New York. Selected due to comparable asset size, comparable concentration of investments comprising assets and lending diversification emphasis on consumer loans.

o
Citizens Community Bancorp, Inc. of Wisconsin. Selected due to relatively high equity-to-assets ratio, comparable net interest margin, lending diversification emphasis on consumer loans and relatively favorable credit quality measures.

o
Citizens South Banking Corp. of North Carolina. Selected due to comparable size of branch network, comparable concentration of deposits funding assets, relatively high earnings contribution from non-interest operating income and comparable concentration of 1-4 family loans as a percent of assets.

o
Community Financial Corp. of Virginia. Selected due to comparable interest-bearing funding composition, comparable net interest margin and relatively high earnings contribution from non-interest operating income.

o	ESSA Bancorp, Inc. of Pennsylvania. Selected due to comparable asset size, comparable size of branch network, relatively high equity-to-assets ratio and relatively favorable credit quality measures.

RP® Financial, LC.	PEER GROUP ANALYSIS III. 5
o
HF Financial Corp. of South Dakota. Selected due to comparable asset size, comparable interest-earning asset composition, comparable interest-bearing funding composition, comparable net interest income to average assets ratio, relatively high earnings contribution from non-interest operating income, relatively high level of operating expenses and relatively favorable credit quality measures.

o
HopFed Bancorp, Inc. of Kentucky. Selected due to comparable asset size, comparable size of branch network, comparable interest-bearing funding composition, relatively high earnings contribution from non-interest operating income, similar concentration of mortgage-backed securities and 1-4 family loans comprising assets and relatively favorable credit quality measures.

o
Jefferson Bancshares Inc. of Tennessee. Selected due to comparable interest-bearing funding composition, comparable net interest income to average assets ratio and comparable concentration of 1-4 family loans comprising assets.

o
Teche Holding Corp. of Louisiana. Selected due to comparable interest-bearing funding composition, relatively high earnings contribution from non-interest operating income and relatively high level of operating expenses.

        In aggregate, the Peer Group companies maintained a lower level of tangible equity than the industry average (9.40% of assets versus 10.40% for all public companies), generated higher core earnings as a percent of average assets (0.44% core ROAA versus a net loss of 0.18% for all public companies), and earned a higher core ROE (4.33% core ROE versus negative 1.15% for all public companies). Overall, the Peer Group’s average P/TB ratio and average core P/E multiple were below the respective averages for all publicly-traded thrifts.

	All
	Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,869		$823
Market capitalization ($Mil)	$292		$57
Tangible equity/assets (%)	9.40%		10.40%
Core return on average assets (%)	(0.18)		0.44
Core return on average equity (%)	(1.15)		4.33

Pricing Ratios (Averages)(1)
Core price/earnings (x)	17.53	x	16.12	x
Price/tangible book (%)	80.45%		74.69%
Price/assets (%)	7.85		6.58

(1)	Based on market prices as of August 28, 2009.

RP® Financial, LC.	PEER GROUP ANALYSIS III. 6
          Ideally, the Peer Group companies would be comparable to OmniAmerican in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to OmniAmerican, as will be highlighted in the following comparative analysis.
Financial Condition
          Table 3.2 shows comparative balance sheet measures for OmniAmerican and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and the Peer Group’s ratios reflect balances as of June 30, 2009, unless indicated otherwise for the Peer Group companies. OmniAmerican’s equity-to-assets ratio of 8.7% was below the Peer Group’s average net worth ratio of 10.5%. However, the Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will exceed the Peer Group’s ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 8.7% and 9.4%, respectively. The increase in OmniAmerican’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both OmniAmerican’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group’s ratios currently exceeding the Bank’s ratios. On a pro forma basis, the Bank’s regulatory ratios can be expected to exceed the comparable ratios for the Peer Group.
          The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both OmniAmerican and the Peer Group. The Bank’s loans-to-assets ratio of 69.9% was less than the comparable Peer Group ratio of 74.8%. Comparatively, the Bank’s cash and investments-to-assets ratio of 23.5% exceeded the comparable ratio for the Peer Group of 19.0%. Overall, OmniAmerican’s interest-earning assets amounted to 93.4%

RP® Financial, LC.	PEER GROUP ANALYSIS III. 8
of assets, which approximated the comparable Peer Group ratio of 93.8%. The Peer Group’s non-interest earning assets included bank-owned life insurance (“BOLI”) equal to 1.3% of assets and goodwill/intangibles equal to 1.1% of assets, versus zero balances of those respective assets maintained on the Bank’s balance sheet.
          OmniAmerican’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 73.2% of assets, which was slightly above the comparable Peer Group ratio of 68.9%. Comparatively, the Peer Group maintained a slightly higher level of borrowings, as indicated by borrowings-to-assets ratios of 16.9% and 19.4% for OmniAmerican and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 90.1% and 88.3%, respectively, with the Peer Group’s lower ratio supported by maintenance of a higher capital position.
          A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is slightly lower than the Peer Group’s ratio, based on IEA/IBL ratios of 103.7% and 106.2%, respectively. The additional capital realized from stock proceeds should provide OmniAmerican with an IEA/IBL ratio that exceeds the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.
          The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. OmniAmerican’s growth rates are based on annual growth for the eighteen months ended June 30, 2009, while the Peer Group’s growth rates reflect annual growth for the twelve months ended June 30, 2009 or the most recent twelve month period available. OmniAmerican recorded a slight decrease in assets of 0.8%, versus asset growth of 17.2% recorded by the Peer Group. The Peer Group’s asset growth was in part supported by acquisition related growth, as Jefferson Bancshares completed an acquisition during the period. The slight decline in the Bank’s assets was the result of a 7.3% decrease in cash and investments, which was substantially offset by a 1.7% increase in loans. Asset growth for the Peer Group was primarily sustained by a 14.8% increase in loans and was supplemented with a 4.0% increase in cash and investments.

RP® Financial, LC.	PEER GROUP ANALYSIS III. 9
          Asset shrinkage combined with a 2.7% increase in deposits funded a 14.6% reduction in OmniAmerican’s borrowings. A combination of deposits and borrowings funded the Peer Group’s asset growth, with respective growth rates of 10.2% and 1.3%. Jefferson Bancshares deposit and borrowing growth rates exceeded 100% and were not reflected in the averages for the Peer Group. The Bank’s capital increased by 1.2% during the twelve month period, reflecting the retention of earnings during the period as well as a decrease in the net unrealized loss on available for sale investments. Comparatively, the Peer Group’s capital increased by 12.2%, which reflects acquisition related growth as well as the receipt of TARP funds by some of the Peer Group companies. The Bank’s post-conversion capital growth rate will initially be constrained by maintenance of a relatively high pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank’s capital growth rate in the longer term following the stock offering.
Income and Expense Components
          Table 3.3 displays statements of operations for the Bank and the Peer Group. The Bank’s and the Peer Group’s ratios are based on earnings for the twelve months ended June 30, 2009, unless otherwise indicated for the Peer Group companies. OmniAmerican and the Peer Group reported net income equal to 0.08% and 0.12% of average assets, respectively. The Peer Group’s slightly higher return was supported by lower operating expenses, as well as a lower effective tax rate. OmniAmerican’s earnings reflected comparative advantages with respect to higher levels of net interest income, non-interest operating income and net gains.
          The Bank’s stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was largely offset by the Peer Group’s higher interest income ratio. The Peer Group’s higher interest income ratio was supported by maintaining a higher concentration of interest-earning assets in loans, which provided for a slightly higher overall yield earned on interest-earning assets (5.78% versus 5.74% for the Bank). The Bank’s lower interest expense ratio was realized through maintaining

RP® Financial, LC.	PEER GROUP ANALYSIS III. 11
a lower cost of funds (2.45% versus 2.84% for the Peer Group), which was supported by the relatively high concentration of transaction and savings account deposits comprising the Bank’s deposit composition. Overall, OmniAmerican and the Peer Group reported net interest income to average assets ratios of 3.04% and 2.95%, respectively.
          In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 4.01% and 2.65%, respectively. The Bank’s higher operating expense ratio reflects the higher staffing needs associated with servicing a deposit base with a relatively higher concentration of transaction deposits, particularly with respect to the large number of low balance checking accounts that are serviced by the Bank. Accordingly, consistent with the higher staffing needs required for servicing the Bank’s deposit composition, assets per full time equivalent employee equaled $3.0 million for OmniAmerican versus $4.8 million for the Peer Group. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, OmniAmerican’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.
          When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were less favorable than the Peer Group’s. Expense coverage ratios posted by OmniAmerican and the Peer Group equaled 0.76x and 1.11x, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS III. 12
          Sources of non-interest operating income provided a larger contribution to the Bank’s earnings, with such income amounting to 1.24% and 0.77% of OmniAmerican’s and the Peer Group’s average assets, respectively. The Bank’s relatively high earnings contribution realized from non-interest operating income is supported by the fees and service charges generated from servicing a checking account base with a large number of lower balance accounts. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, OmniAmerican’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 93.7% was less favorable than the Peer Group’s efficiency ratio of 70.4%.
          Loan loss provisions had a comparable impact on OmniAmerican’s and the Peer Group’s earnings, with loan loss provisions established by the Bank and the Peer Group both equaling 0.41% of average assets.
          Net gains and losses realized from the sale of assets and other non-operating items equaled 0.30% of average assets for the Bank, versus a net loss equal to 0.52% of average assets for the Peer Group. Gains on the sale of investments accounted for approximately 39% of the gains recorded by the Bank for the period and accounted for the major portion of the loss recorded by the Peer Group. The gains and losses on sale of investments are viewed as non-recurring earnings and are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.
          Taxes had a more significant impact on OmniAmerican’s earnings, with the Bank and the Peer Group showing effective tax rates of 51.72% and 32.12%, respectively. As indicated in the prospectus, the Bank’s effective marginal tax rate is equal to 34.0%.

RP® Financial, LC.	PEER GROUP ANALYSIS III. 13
Loan Composition
          Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions (including the investment in mortgage-backed securities). The Bank’s loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (40.6% of assets versus 45.9% for the Peer Group). The Bank’s lower ratio was attributable to maintaining a lower concentration of 1-4 family loans, as the Bank maintained a higher concentration of mortgage-backed securities than the Peer Group. Loans serviced for others equaled 8.7% and 16.3% of the Bank’s and the Peer Group’s assets, respectively, thereby, on average, indicating a greater influence of loan servicing income on the Peer Group’s earnings. However, it should be noted, the Peer Group’s higher ratio was largely attributable to the significant balance of loan servicing maintained by HF Financial Corp. ($1.1 billion of loans serviced for others). Consistent with the Peer Group’s higher balance of loans serviced for others, loan servicing intangibles were a slightly larger factor on the Peer Group’s balance sheet (0.16% of assets versus 0.11% for the Bank).
          Diversification into higher risk and higher yielding types of lending was more significant for the Bank compared to the Peer Group companies on average. Consumer loans represented the most significant area of lending diversification for the Bank (26.7% of assets), followed by commercial real estate/multi-family loans (9.2% of assets) and commercial business loans (5.9% of assets). OmniAmerican also maintained construction/land loans equal to 3.9% of assets. Comparatively, the Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (18.1% of assets), followed by construction/land loans (7.8% of assets) and consumer loans (7.8% of assets). The Peer Group also maintained commercial business loans equal to 6.9% of assets. The Peer Group’s higher concentration of assets maintained in loans translated into a slightly higher risk weighted assets-to-asset ratio for the Peer Group (73.25% versus 71.75% for the Bank).

RP® Financial, LC.	PEER GROUP ANALYSIS III. 15
Interest Rate Risk
          Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, OmniAmerican’s interest rate risk characteristics were considered to be slightly less favorable than the Peer Group’s. Most notably, the Bank’s tangible equity-to-assets ratio and IEA/IBL ratio were slightly below the comparable Peer Group ratios. The Bank’s ratio of non-interest earning assets as a percent of assets approximated the Peer Group’s ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, with respect to the increases that will be realized in Bank’s equity-to-assets and IEA/IBL ratios.
          To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for OmniAmerican and the Peer Group. In general, the comparative fluctuations in the Bank’s and the Peer Group’s ratios implied that the interest rate risk associated with the Bank’s net interest income was slightly greater compared to the Peer Group’s, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of OmniAmerican’s assets and the proceeds will be substantially deployed into interest-earning assets.
Credit Risk
          Overall, based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be less significant than the Peer Group’s. As shown in Table 3.6, the Bank’s non-performing assets/assets and non-performing loans/loans ratios equaled 0.60% and 0.77%, respectively, versus comparable measures of 1.21% and 1.23% for the Peer Group. The Bank’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 158.3% and 108.1%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.22% for the Bank,

RP® Financial, LC.	PEER GROUP ANALYSIS III. 18
versus 1.05% for the Peer Group. The Bank recorded net loan charge-offs equal to 0.43% of loans, which exceeded the comparable Peer Group ratio of 0.27%.
Summary
          Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	VALUATION ANALYSIS IV.1
IV. VALUATION ANALYSIS
Introduction
          This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.
Appraisal Guidelines
          The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.
RP Financial Approach to the Valuation
          The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

RP® Financial, LC.	VALUATION ANALYSIS IV.2
          The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in OmniAmerican’s operations and financial condition; (2) monitor OmniAmerican’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.
          The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including OmniAmerican’s value, or OmniAmerican’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.
Valuation Analysis
          A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity

RP® Financial, LC.	VALUATION ANALYSIS IV.3
of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.
1.	Financial Condition
          The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:
▪
Overall A/L Composition. In comparison to the Peer Group, the Bank’s interest-earning asset composition showed a higher concentration of investments and lower concentration of loans. Diversification into higher risk and higher yielding types of loans was slightly greater for the Bank. Overall, in comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a slightly lower yield earned on interest-earning assets and a slightly lower risk weighted assets-to-assets ratio. OmniAmerican’s funding composition reflected a higher level of deposits and a lower level of borrowings relative to the comparable Peer Group ratios, which translated into a lower cost of funds for the Bank. Overall, as a percent of assets, the Bank maintained a similar level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a slightly higher IEA/IBL ratio for the Peer Group. However, after factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio should exceed the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

▪
Credit Quality. The Bank’s ratios for non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent loans and non-performing loans were higher for the Bank, while net loan charge-offs were a more significant factor for the Bank. As noted above, the Bank’s risk weighted assets-to-assets ratio was slightly lower than the Peer Group’s ratio. Overall, RP Financial concluded that credit quality was a slightly positive factor in our adjustment for financial condition.

▪
Balance Sheet Liquidity. The Bank operated with a higher level of cash and investment securities relative to the Peer Group (23.5% of assets versus 19.0% for the Peer Group). Following the infusion of stock proceeds, the

RP® Financial, LC.	VALUATION ANALYSIS IV.4

Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be comparable to the Peer Group’s, given the fairly similar level of borrowings maintained by the Bank and the Peer Group. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

▪
Funding Liabilities. The Bank’s interest-bearing funding composition reflected a slightly higher concentration of deposits and a slightly lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a lower cost of funds for the Bank. In addition to the higher concentration of deposits maintained by the Bank, the relatively high concentration of deposits maintained in lower costing transaction and savings account deposits further contributed to the comparatively lower cost of funds maintained by the Bank. Total interest-bearing liabilities as a percent of assets were slightly higher for the Bank compared to the Peer Group’s ratio, which was largely attributable to the Peer Group’s higher capital position. Following the stock offering, the increase in the Bank’s capital position will reduce the level of interest-bearing liabilities funding the Bank’s assets to a ratio that is slightly lower than the Peer Group’s ratio. Overall, RP Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.

▪
Capital. The Bank currently operates with a slightly lower equity-to-assets ratio than the Peer Group. However, following the stock offering, OmniAmerican’s pro forma capital position can be expected to exceed the Peer Group’s equity-to-assets ratio. The Bank’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Bank’s more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

          On balance, OmniAmerican’s balance sheet strength was considered to be more favorable than the Peer Group’s and, thus, a slight upward adjustment was applied for the Bank’s financial condition.
2.	Profitability, Growth and Viability of Earnings
          Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community

RP® Financial, LC.	VALUATION ANALYSIS IV.5
will pay for earnings. The major factors considered in the valuation are described below.
▪
Reported Earnings. The Bank’s reported earnings were lower than the Peer Group’s on a ROAA basis (0.08% of average assets versus 0.12% for the Peer Group). A lower operating expense ratio largely accounted for the Peer Group’s higher return, which was somewhat offset by the Bank’s higher ratios for net interest income, non-interest operating income and net gains. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. On balance, RP Financial concluded that the Bank’s reported earnings were a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

▪
Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Bank’s and the Peer Group’s core earnings. In these measures, the Bank operated with a slightly higher net interest margin, a higher operating expense ratio and a higher level of non-interest operating income. The Bank’s ratios for net interest income and operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group’s ratio (equal to 0.76x versus 1.11X for the Peer Group). Similarly, the Bank’s efficiency ratio of 93.7% was less favorable than the Peer Group’s efficiency ratio of 70.4%. Loan loss provisions had a comparable impact on the Bank’s and the Peer Group’s earnings. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Bank’s pro forma core earnings will be less favorable than the Peer Group’s. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

▪
Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Bank’s net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank’s net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

RP® Financial, LC.	VALUATION ANALYSIS IV.6
▪
Credit Risk. Loan loss provisions were a comparable factor in the Bank’s and the Peer Group’s earnings. In terms of future exposure to credit quality related losses, the Peer Group maintained a higher concentration of assets in loans, while lending diversification into higher risk types of loans was slightly greater for the Bank. Credit quality measures for non-performing assets and loss reserves as a percent of loans and non-performing loans were more favorable for the Bank. Overall, RP Financial concluded that credit risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

▪
Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank maintained a more favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Bank. Second, the infusion of stock proceeds will provide the Bank with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Bank’s higher ratios for non-interest operating income and operating expenses ratio are viewed as a respective advantage and disadvantage to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

▪
Return on Equity. Currently, the Bank’s core ROE is less favorable than the Peer Group’s ROE. As the result of the of the Bank’s less favorable core earnings and the significant increase in capital that will be realized from the infusion of net stock proceeds into the Bank’s equity, the Bank’s pro forma return equity on a core earnings basis can be expected to initially remain lower than the Peer Group’s ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

          On balance, OmniAmerican’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.
3.	Asset Growth
          The Bank recorded a 0.8% decline in assets, versus a 17.2% increase in assets recorded by the Peer Group. The Peer Group’s asset growth was in part supported by acquisition-related growth. Asset growth for the Peer Group was sustained by loan growth, with the Peer Group posting a significantly higher loan growth rate than the

RP® Financial, LC.	VALUATION ANALYSIS IV.7
modest increase in loans recorded by the Bank. The Peer Group’s loan growth was supplemented with an increase in cash and investments, while the Bank’s loan growth was more than offset by a decrease in cash and investments. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. On balance, we concluded that no adjustment was warranted for asset growth.
4.	Primary Market Area
          The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. OmniAmerican serves the Dallas-Fort Worth metropolitan area through 16 branch offices. The Dallas-Fort Worth metropolitan area has exhibited favorable demographic growth trends since the beginning of the decade, which along with its relatively large population base, has fostered a highly competitive banking environment in which the Bank competes against other community banks as well as institutions with a regional or national presence.
          The Peer Group companies generally operate in a mix of suburban and rural markets, with all of the markets served by the Peer Group companies having smaller populations compared to Tarrant County. The markets served by the Peer Group companies reflected slower population growth and lower per capita income compared to Tarrant County. Likewise, Tarrant County’s per capita income as a percent of Texas’ per capita income was above the comparable ratio for the Peer Group companies on average. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Bank’s market share of deposits in Tarrant County, which is indicative of the fewer number of banking competitors that operate in the majority of the markets served by the Peer Group companies. Overall, the degree of competition faced by the Peer Group companies was viewed to be less than faced by OmniAmerican in Tarrant County, while the growth potential in the markets served by the Peer Group companies was also viewed to be less favorable in comparison to OmniAmerican’s market area. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-

RP® Financial, LC.	VALUATION ANALYSIS IV.8
5. As shown in Table 4.1, June 2009 unemployment rates for the markets served by the Peer Group companies were generally comparable to the June 2009 unemployment rate for Tarrant County. On balance, we concluded that a moderate upward adjustment was appropriate for the Bank’s market area.
Table 4.1
Market Area Unemployment Rates
OmniAmerican Bank and the Peer Group Companies(1)

		June 2009
	County	Unemployment

OmniAmerican Bank – TX	Tarrant	8.2%

Peer Group Average		9.5%

BCSB Bancorp, Inc. – MD	Baltimore	8.0
Beacon Federal Bancorp – NY	Onondaga	8.3
Citizens Community Bancorp – WI	Eau Claire	7.5%
Citizens South Banking Corp. – NC	Gaston	15.0
Community Financial Corp. – VA	Staunton	7.6
ESSA Bancorp, Inc. – PA	Monroe	9.3
HF Financial Corp. – SD	Minnehaha	4.9
HopFed Bancorp - KY	Christian	12.6
Jefferson Bancshares Inc. – TN	Hamblen	13.3
Teche Holding Corp. - LA	St. Mary	8.4

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.
5.	Dividends
          At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.
          Eight out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.15% to 4.70%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.69% as of August 28, 2009. As of

RP® Financial, LC.	VALUATION ANALYSIS IV.9
August 28, 2009, approximately 70% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.30%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.
          While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.
6.	Liquidity of the Shares
          The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ Global Select Market and one trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $17.0 million to $198.8 million as of August 28, 2009, with average and median market values of $57.4 million and $41.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.1 million to 15.0 million, with average and median shares outstanding of 5.9 million and 4.9 million, respectively. The Bank’s stock offering is expected to have a pro forma market value and shares outstanding that will be in the upper end of the range of market values and shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank’s stock will be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.
7.	Marketing of the Issue
          We believe that three separate markets exist for thrift stocks, including those coming to market such as OmniAmerican: (1) the after-market for public companies, in

RP® Financial, LC.	VALUATION ANALYSIS IV.10
which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Texas. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.
          A. The Public Market
               The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.
               In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started 2009 on an upswing for the first two trading days in 2009 which was followed by a one day decline of 245 points in the Dow Jones Industrial Average (“DJIA”). Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn’t over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. Following a brief rebound in late-January, more weak economic data pushed stocks lower at the close of January providing for the worst January performance in the DJIA on record.
               Stocks traded unevenly in early-February 2009 and then plunged to new bear market lows in mid-February, based on growing fears of a meltdown in the broader

RP® Financial, LC.	VALUATION ANALYSIS IV.11
global economy. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, as investors around the globe bet on a prolonged recession and a sustained earnings downturn with the DJIA tumbling below 7000 in early-March for the first time in twelve years. With growing concerns of Citigroup becoming nationalized, the DJIA was down by 25% for the year through the first week of March. Stocks rebounded heading in mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks’ balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.
               A positive report on manufacturing activity in March and an easing of mark-to-market accounting rules on troubled assets fueled gains in the broader stock market at the start of the second quarter of 2009. For most of April, there were no sustained trends in the broader stock market as investors evaluated signs of an economic recovery and a mix of positive and negative first quarter earnings reports. Overall, strong earnings from some bellwether companies supported a 7.4% increase in the DJIA for the month of April. Stocks generally trended higher in early-May on some positive economic signs, which included April employment data that showed the pace of layoffs slowed. Mixed economic data and profit taking provided day-to-day fluctuations in the broader stock market through the balance of May, with the DJIA posting a 2.9 % gain for the month. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June.

RP® Financial, LC.	VALUATION ANALYSIS IV.12
               The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year. On August 28, 2009, the DJIA closed at 9544.20, a decrease of 17.3% from one year ago and an increase of 8.7% year-to-date, and the NASDAQ closed at 2028.77, a decrease of 14.3% from one year ago and an increase of 28.6% year-to-date. The Standard & Poor’s 500 Index closed at 1028.93 on August 28, 2009, a decrease of 19.8% from one year ago and an increase of 13.9% year-to-date.
               The market for thrift stocks has been mixed as well in recent quarters, but in general has underperformed the broader stock market. Financial stocks continued to weigh heavily on the performance of the broader stock market during the first quarter of 2009, with the deepening recession extending the financial crisis into 2009. A gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses pressured financial stocks lower at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation’s largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Oversold thrift stocks bounced higher in late-January and then followed the broader stock market lower to close out

RP® Financial, LC.	VALUATION ANALYSIS IV.13
January. After trading in a narrow range in early-February, financial stocks led the market lower into mid-February. More bad economic data and the lack of detail in the Treasury’s rescue plan for financial institutions contributed to the sell-off in financial stocks. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March, as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. The rebound in financial stocks accelerated in late-March, with the release of further details of the U.S. Treasury’s plan to partner with private investors to purchase troubled assets serving as the catalyst to an explosive one day rally. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that bank and thrift stocks may have bottomed out.
               Thrift stocks underperformed the broader stock market during the second quarter of 2009, with credit quality concerns continuing to weigh on the sector in the face of declining home prices and rising commercial vacancy rates. Following a neutral start to the second quarter, thrift stocks move higher along with financial stocks in general on Wells Fargo’s mid-April announcement that it would book record first quarter earnings. Thrift stocks retreated heading into late-April, as investors reacted negatively to first quarter earnings reports showing credit losses growing at Bank of America and Citigroup. Comments from the Treasury Secretary indicating that the large majority of banks have more capital than they need and a rally in the broader market provided a slight boost to the thrift sector in late-April, which was followed by the thrift sector settling into a narrow trading range during the first half of May. Thrift stocks dipped along with the broader market heading into second half of May, amid concerns about prolonged economic weakness and Standard & Poor’s warning that it may downgrade its rating of the United Kingdom. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a

RP® Financial, LC.	VALUATION ANALYSIS IV.14
couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.
               Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. On August 28, 2009, the SNL Index for all publicly-traded thrifts closed at 559.0, a decrease of 35.7% from one year ago and a decrease of 14.5% year-to-date.
          B. The New Issue Market
               In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is

RP® Financial, LC.	VALUATION ANALYSIS IV.15
perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
               The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only three conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and Territorial Bancorp’s standard conversion offering was completed on July 14, 2009. As shown in Table 4.2, Territorial Bancorp’s offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $122.3 million resulting in a pro forma price/tangible book ratio of 59.4% at closing. Territorial Bancorp’s trading price closed 47.5% above its IPO price after its first week of trading. As of August 28, 2009, Territorial Bancorp closed 60.0% above its IPO price. The success of Territorial Bancorp’s offering, in what is still considered to be a fairly weak market for thrift IPOs, is believed to be related to the specific attributes of Territorial Bancorp’s offering as opposed to a broader market trend. Territorial Bancorp is the largest thrift based in Hawaii and, counter to industry trends in general, has maintained strong earnings and very favorable measures for credit quality during a period when most institutions have reported depressed earnings and increases in loan delinquencies.
               Shown in Table 4.3 are the current pricing ratios for Territorial Bancorp. Based on Territorial Bancorp’s closing stock price as of August 28, 2009, Territorial Bancorp was trading at a P/TB ratio of 95.01%.
          C. The Acquisition Market
               Also considered in the valuation was the potential impact on OmniAmerican’s stock price of acquisition activity for thrift institutions operating in Texas. As shown in Exhibit IV-4, there were seven Texas thrift acquisitions completed from the beginning of 2004 through August 28, 2009, and there are currently no acquisitions pending of a Texas savings institution. The acquisition activity involving

RP® Financial, LC.	VALUATION ANALYSIS IV.18
Texas savings institutions over the past five years may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which are subject to the same type of acquisition speculation that may influence OmniAmerican’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in OmniAmerican’s stock would tend to be less compared to the stocks of the Peer Group companies.
* * * * * * * * * * *
          In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.
8.	Management
          The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.
          Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

RP® Financial, LC.	VALUATION ANALYSIS IV.19
9.	Effect of Government Regulation and Regulatory Reform
          In summary, as a fully-converted OTS regulated institution, OmniAmerican will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are generally operating with no apparent restrictions. Exhibit IV-6 reflects OmniAmerican’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.
Summary of Adjustments
          Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment
Valuation Approaches
          In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

RP® Financial, LC.	VALUATION ANALYSIS IV.20
          In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.
          RP Financial’s valuation placed an emphasis on the following:
•
P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•
P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•
P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

          The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

RP® Financial, LC.	VALUATION ANALYSIS IV.21
          Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of August 28, 2009, the pro forma market value of OmniAmerican’s conversion stock was $90,000,000 at the midpoint, equal to 9,000,000 shares at $10.00 per share.
          1.     Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $882,000 for the twelve months ended June 30, 2009. In deriving OmniAmerican’s core earnings, the adjustments made to reported earnings were to eliminate gains on sale of investment securities equal to $1.225 million, gains on the sale of loans equal to $1.940 million and gains on the sale of fixed assets equal to $1,000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank’s core earnings were determined to equal a net loss of $1.208 million for the twelve months ended June 30, 2009. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)

Net income(loss)	$882
Deduct: Gains on sale of investments(1)	(809)
Deduct: Gains on sale of loans(1)	(1,280)
Deduct: Gain on sale of fixed assets(1)	(1)

Core earnings estimate	$(1,208)

(1)	Tax effected at 34.0%.
          Based on the Bank’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported P/E multiple at the $90.0 million midpoint value equaled 400.70 times and the core P/E multiple was not meaningful (NM) as the result of pro forma core earnings net

RP® Financial, LC.	VALUATION ANALYSIS IV.22
loss recorded for the twelve month period. Comparatively, the Peer Group’s average reported and core P/E multiples equaled 17.70 times and 16.12 times, respectively (see Table 4.4). In comparison to the Peer Group’s average reported P/E multiple, the Bank’s pro forma P/E multiple at the midpoint value indicated a premium of 2,163.8%. The Peer Group’s median reported and core earnings multiples equaled 13.43 times and 15.88 times, respectively. In comparison to the Peer Group’s median reported earning multiple, the Bank’s reported P/E multiple at the midpoint value indicated a premium of 2,883.6%.
          2.     Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $90.0 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 53.97%. In comparison to the average P/B and P/TB ratios for the Peer Group of 66.09% and 74.69%, the Bank’s ratios reflected a discount of 18.3% on a P/B basis and a discount of 27.7% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 57.15% and 72.55%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 5.6% and 25.6%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 62.00%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 6.2% and 17.0%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected a premium of 8.5% and a discount of 14.5%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the Bank’s pro forma earnings which reflected a significant premium pricing ratio based on reported earnings and a net loss based on pro forma core earnings. Furthermore, the Bank’s P/B ratio at the top of the super range reflected a premium relative to the Peer Group’s median P/B ratio.

RP® Financial, LC.	VALUATION ANALYSIS IV.24
          3.     Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $90.0 million midpoint of the valuation range, the Bank’s value equaled 8.07% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 6.58%, which implies a premium of 22.6% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 5.17%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 56.1%.
Comparison to Recent Offerings
          As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Territorial Bancorp was the most recent standard conversion offering completed. In comparison to Territorial Bancorp’s pro closing forma P/TB ratio of 59.4%, the Bank’s P/TB ratio of 54.0% at the midpoint value reflects an implied discount of 9.1%. At the top of the superrange, the Bank’s P/TB ratio of 62.0% reflects an implied premium of 4.4% relative to Territorial Bancorp’s closing P/TB ratio. Territorial Bancorp’s current P/TB ratio, based on closing stock prices as of August 28, 2009, equaled 95.0%. In comparison to Territorial Bancorp’s current P/TB ratio, the Bank’s P/TB ratio at the midpoint value reflects an implied discount of 43.2% and at the top of the superrange the Bank’s P/TB ratio reflects an implied discount of 34.7%. As noted above in our discussion of the new issue market for thrift offerings, there were some very favorable attributes associated with Territorial Bancorp’s offering that were specific to Territorial Bancorp and not necessarily indicative of a broader market trend for other converting thrift issues such as

RP® Financial, LC.	VALUATION ANALYSIS
IV.25
OmniAmerican in what continues to be a relatively weak market for financial stocks in general.
Valuation Conclusion
          Based on the foregoing, it is our opinion that, as of August 28, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $90,000,000 at the midpoint, equal to 9,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $76,500,000 and a maximum value of $103,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 7,650,000 at the minimum and 10,350,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super range value of $119,025,000 without a resolicitation. Based on the $10.00 per share offering price, the super range value would result in total shares outstanding of 11,902,500. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.